Prana Biotechnology Co-Founding Scientist Appointed
Executive Director of the Mental Health Research Institute of Victoria

- Laureate Professor Colin Masters to Assume New Role Effective January 1, 2007 -

Melbourne, Australia - December 6, 2006 - Laureate Professor Colin Masters, M.D., Ph.D., co-founding scientist of Prana Biotechnology Limited (NASDAQ: PRAN, ASX: PBT), has been named the new Executive Director of the Mental Health Research Institute of Victoria, Australia (“MHRI”), effective January 1, 2007. Professor Masters currently is a member of the Department of Pathology, University of Melbourne, as well as serves as the Head of the Alzheimer’s Project at the MHRI.

For more than 30 years, Colin Masters has dedicated his research to the study of the nature of Alzheimer’s disease and other neurodegenerative disorders. He and his team are internationally renowned for their work on the disease, and he is considered the most eminent neuroscientist in Australia. In addition, he is regarded as one of the leading worldwide researchers in the study of Alzheimer’s disease.

The Mental Health Research Institute was founded in 1956 as part of the Victorian Health Department. At that time the Institute specialized in common mental disorders in the community, with a focus on risk factors, prevention and appropriate treatment. In 1983, a working party recommended that a major expansion and reorganization take place, which resulted in more emphasis on neuroscience and the creation of a fully independent research organization. A modern neuro-scientific research center was completed in 1994.

“We are delighted that Colin Masters will be taking the helm of MHRI,” said Geoffrey Kempler, Chief Executive Officer of Prana Biotechnology. “The Institute is at an exciting and critical juncture, having played a pivotal role in the recent formation of the new Australian Center for Neuroscience and Mental Health Research. We believe Colin’s appointment as Director will extend the Institute’s reputation and status, and position MHRI as a global centre of excellence in Alzheimer’s disease research with Prana at its heart. The entire Prana family congratulates him on his new position and we wish him well in this exciting new endeavor.”

About the Mental Health Research Institute (“MHRI”)

MHRI is fully accredited as an independent medical research institute by the National Health and Medical Research Council of Australia. The Institute is an affiliated research institute of the University of Melbourne, the Royal Melbourne Hospital and Monash University. MHRI also promotes postgraduate psychiatry training through its association with the university sector. The Institute attracts competitive research funding from national and international sources and is internationally respected for its laboratory and clinical work. World leading researchers regularly visit MHRI as part of an active Visiting Professors program.

About Professor Colin Masters

Colin Masters started his research on the diseases of the brain as a medical student in Perth in 1966. The evaluation of amyloid deposition in other transmissible diseases, such as Creutzfeldt-Jakob disease, led Professor Masters in 1978 to commence his study of the nature of the amyloid deposits in Alzheimer’s disease. In collaboration with Konrad Beyreuther (then at the Institute of Genetics, Cologne, and now the University of Heidelberg) in 1984, the N-terminal sequence of Alzheimer plaque amyloid was obtained. The collaboration has continued to the present and resulted in numerous achievements.

Professor Masters’ current studies on Alzheimer’s disease are now focused on identifying the pathways through which environmental and genetic factors can operate to cause the disease. In collaboration with the pharmaceutical industry and biotechnology enterprises, Professor Masters’ multidisciplinary approach is now directed at identifying lead compounds, such as PBT2 (Prana’s lead compound), that can inhibit the production or aggregation of amyloid in the Alzheimer’s disease brain. At the 10th International Conference on Alzheimer’s Disease (ICAD) earlier this year, Professor Ashley Bush, who works with Professor Masters, presented data demonstrating that in mouse models1 PBT2:

•	improved memory performance within five (5) days of oral dosing,
•	rapidly reduced the levels of soluble beta-amyloid (“Abeta”) in the brain, and
•	restored normal function to Abeta impaired synapses.

Masters’ accomplishments are many: He has been awarded memberships in numerous academic, regional, national and international medical associations and societies had has held leadership positions in many of these groups. He has served as Chair of the Management Advisory Board and Member of the Executive Committee of the Centre for Neuroscience, Faculty of Medicine, Dentistry and Health Sciences, the University of Melbourne; and is currently serving as Chairperson of the Creutzfeldt-Jakob Disease Registry Advisory Group, Commonwealth Department of Health and Aging (Australia). Professor Masters also has received numerous awards for his research into Alzheimer’s and other related diseases. These include: the Potamkin Prize (1990); the Alois Alzheimer Award by the University of Munich (1997); the Lifetime Achievement Award in Alzheimer’s Disease Research, presented at ICAD in Madrid, Spain (July 2006); and the Lennox K. Black International Prize for Excellence in Biomedical Research, presented by Thomas Jefferson University in Philadelphia (October 2006).

About Prana Biotechnology Limited

Prana Biotechnology was established to commercialize research into Alzheimer's disease and other major age-related neuro-degenerative disorders. The company was incorporated in 1997 and listed on the Australian Stock Exchange in March 2000 and listed on NASDAQ in September 2002. Researchers at prominent international institutions including the University of Melbourne and Massachusetts General Hospital, a teaching hospital of Harvard Medical School, discovered Prana’s technology.

For further information, please visit our web site at www.pranabio.com.

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1 The sample sizes studied in the test conducted by Professor Bush and his colleagues were:

Morris Water maze study: n=7 (dosed) and 7 (vehicle)
24h study in 15month old Tg mice at 30mg/kg: n=7 (treated) and 8 (vehicle)
LTP experiment: n=8 (in each of 4 conditions)